                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                                  Sonat Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  835415000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           William N. Finnegan, IV
                               4200 Chase Tower
                                  600 Travis
                             Houston, Texas 77002
                                (713) 220-4376
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 835415000

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael Zilkha
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           8,594,405 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    8,594,405 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,594,405
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                             - Page 2 of 10 Pages -

CUSIP NO. 835415000

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           14,429,037 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    14,429,037 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,429,037 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO; Trust
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                              -Page 3 of 10 Pages -

CUSIP NO. 835415000

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Selim K. Zilkha, individually and as Trustee of the Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           14,429,137 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    14,429,137 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,429,137 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                              -Page 4 of 10 Pages -

CUSIP NO. 835415000

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Selim K. Zilkha (1996) Annuity Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,135,038 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,135,038 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,135,038 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO; Trust
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                              -Page 5 of 10 Pages-

CUSIP NO. 835415000

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ezra Zilkha, as Trustee of the Selim K. Zilkha (1996) Annuity Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,135,038 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,135,038 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,135,038 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                              -Page 6 of 10 Pages -

                             INTRODUCTORY STATEMENT

         On December 2, 1997, Michael Zilkha, the Selim K. Zilkha Trust, the Selim K. Zilkha (1996) Annuity Trust, Selim K. Zilkha (as trustee of the Selim
K. Zilkha Trust) and Ezra Zilkha (as trustee of the Selim K. Zilkha (1996) Annuity Trust) (collectively, the "Reporting Persons") jointly filed a Schedule 13D with the Securities and Exchange Commission with respect to the maximum number of shares of common stock, par value $1.00 per share ("Company Common Stock"), of Sonat Inc. (the "Company") to be acquired by the Reporting Persons upon consummation of the merger (the "Merger") of Sonat Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("Acquisition"), with and into Zilkha Energy Company, a Delaware corporation ("Zilkha"). At the time of filing the Schedule 13D, the Reporting Persons filed as a "group" due to the fact that they could have been deemed to be acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 for the purpose of acquiring Company Common Stock. On January 30, 1998, the Merger was consummated, and the Reporting Persons received the shares of Company Common Stock to which they were entitled pursuant to the Agreement and Plan of Merger, dated as of November 22, 1997, between the Company and Zilkha (the "Merger Agreement"), as supplemented by the Approval of Merger Agreement, dated as of January 22, 1998, among the Company, Acquisition and Zilkha (the "Approval of Merger Agreement"). The Reporting Persons are not parties to any other agreements among themselves concerning the acquisition, holding, voting or disposal of any shares of Company Common Stock and therefore believe that, even if the Reporting Persons did become a "group" as a result of the Merger Agreement, they ceased to be a "group" the moment each Reporting Person received its allotted amount of Company Common Stock pursuant to the Merger Agreement. The Reporting Persons believe that they do not have any further "group" filing obligations in connection with the Company Common Stock they now own. Accordingly, this Amendment No. 1 to Schedule 13D is being filed to provide the exact number of shares of Common Stock acquired by each of the Reporting Persons as a result of the Merger, to terminate the Reporting Persons' status as a "group" and to update other information required by Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         The information required to be filed in response to paragraphs (a),
(b) and (c) of Item 2 with respect to the Reporting Persons is hereby amended and restated in its entirety as set forth on Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated in its entirety as follows:

         The shares of Company Common Stock being reported on in this Statement were acquired by the Reporting Persons as a result of the consummation of the Merger pursuant to the Merger Agreement. For a description of the Merger, see
Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented to include the following:

         At a special meeting of the Company's stockholders on January 30, 1998, the Company's stockholders approved the issuance of shares of Company Common Stock in accordance with the terms of the Merger Agreement. On the same day, the Merger was consummated, and the Reporting Persons received an aggregate of 24,158,380 shares of Company Common Stock and cash in lieu of fractional shares. Immediately following the effective time of the Merger, Michael Zilkha and Selim K. Zilkha were appointed to the Board of Directors of the Company. In addition, the Company entered into a Registration Rights Agreement with the Zilkha Entities, a copy of which is filed as Exhibit C hereto.

         The Reporting Persons are not parties to any other agreements among themselves concerning the acquisition, holding, voting or disposal of any shares of Company Common Stock and therefore believe that, even if the Reporting Persons did become a "group" as a result of the Merger Agreement, they ceased to be a "group" the moment each Reporting Person received its allotted amount of Company Common Stock pursuant to the Merger Agreement. The Reporting Persons believe that they do not have any further "group" filing obligations in connection with the Company Common Stock they now own. Michael Zilkha and the Selim K. Zilkha Trust, each of whom owns more than 5% of the outstanding shares of Company Common Stock, will make future required filings under Section 13(d) of the Exchange Act individually. The Selim K. Zilkha
(1996) Annuity Trust, which owns less than 5% of the outstanding shares of Company Common Stock, will make no further filings under Section 13(d) of the Exchange Act unless and until required by the rules and regulations of the Securities and Exchange Commission under the Exchange Act.





                             - Page 7 of 10 Pages -

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) The Company reported in the Merger Agreement that it had outstanding on September 30, 1997 an aggregate of 85,745,685 shares of Company Common Stock. The Reporting Persons beneficially own an aggregate of 24,158,380, or approximately 22.0% of the Company's Common Stock after the Merger. Of the 24,158,380 shares, each of Michael Zilkha, the Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity Trust own 8,594,305 shares (approximately 7.8%), 14,429,037 shares (approximately 13.1%) and 1,135,038 shares (approximately 1.0%) of Company Common Stock, respectively. Selim K. Zilkha, as trustee of the Selim K. Zilkha Trust, and Ezra Zilkha, as trustee of the Selim K. Zilkha (1996) Annuity Trust, are deemed to beneficially own the shares of Company Common Stock owned by the respective trusts, since each such individual has the sole power to vote and to dispose of such shares.

         (b) The number of shares of Company Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Amendment No. 1 to
Schedule 13D, and such information is incorporated herein by reference.

         (c) There have been no reportable transactions with respect to the Company Common Stock within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Amendment No. 1 to Schedule 13D, which includes (i) the shares of Company Common Stock received by the Reporting Persons in exchange for the shares of Zilkha's capital stock owned by them prior to the Merger and (ii) 100 shares of Company Common Stock received by each of Michael Zilkha and Selim K. Zilkha in connection with their appointment to the Board of Directors of the Company.

         (d) Each of the Reporting Persons has the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Company Common Stock reported by each such person on the cover pages of this Amendment No. 1 to Schedule 13D.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Item 2, Item 3 and Item 4, the Merger Agreement, the Approval of Merger Agreement and the Registration Rights Agreement are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed herewith or incorporated by reference as exhibits to this Amendment No. 1 to Schedule 13D:

         A. Agreement and Plan of Merger, dated as of November 22, 1997, between Zilkha Energy Company and Sonat Inc. (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons with the Commission on December 2, 1997).

         B. Approval of Merger Agreement, dated as of January 22, 1998, among Zilkha Energy Company, Sonat Inc. and Sonat Acquisition Corporation.

         C. Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha, Selim K. Zilkha Trust and Selim K. Zilkha (1996) Annuity Trust.

         D.   Joint Filing Agreement, dated as of February 2, 1998.





                             - Page 8 of 10 Pages -

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 3, 1998


                                        /s/ MICHAEL ZILKHA
                                        --------------------------------------
                                        Michael Zilkha

                                        SELIM K. ZILKHA TRUST

                                        /s/ SELIM K. ZILKHA
                                        --------------------------------------
                                        Selim K. Zilkha, as Trustee

                                        /s/ SELIM K. ZILKHA
                                        --------------------------------------
                                        Selim K. Zilkha

                                        SELIM K. ZILKHA (1996) ANNUITY TRUST

                                        /s/ EZRA ZILKHA
                                        --------------------------------------
                                        Ezra Zilkha, as Trustee

                                        /s/ EZRA ZILKHA
                                        --------------------------------------
                                        Ezra Zilkha





                             - Page 9 of 10 Pages -

                                   SCHEDULE I

NAME                                 BUSINESS ADDRESS                     OCCUPATION
----                                 ----------------                     ----------
Michael Zilkha                       Two Houston Center                   Investor
                                     909 Fannin, Suite 2910
                                     Houston, Texas 77010

Selim K. Zilkha Trust                Two Houston Center                   N/A
                                     909 Fannin, Suite 2910
                                     Houston, Texas 77010

Selim K. Zilkha, Trustee of the      Two Houston Center                   Investor
Selim K. Zilkha Trust                909 Fannin, Suite 2910
                                     Houston, Texas 77010

Selim K. Zilkha (1996) Annuity       Two Houston Center                   N/A
Trust                                909 Fannin, Suite 2910
                                     Houston, Texas 77010

Ezra Zilkha, Trustee of the Selim    767 5th Avenue, Suite 4605           Investor
K. Zilkha (1996) Annuity Trust       New York, New York 10153





                            - Page 10 of 10 Pages -